SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
Corporate Taxpayer’s ID (CNPJ/MF): 02.808.708/0001-07
Corporate Registry ID (NIRE): 35.300.157.770

Minutes of the Board of Directors Meeting of Companhia de Bebidas das Américas – AMBEV (“Company”), held on January 7, 2005, drawn up in summary form.

1.

Date, time and venue: On the 7th of January of 2005 at 10:00 am, at the Company’s headquarters, located at Rua Dr. Renato Paes de Barros, 1.017, 3rd floor (part), suites 31 and 32, and on the 4th floor (part), suites 41 and 42, of Edifício Corporate Park, Itaim Bibi, in the City and State of São Paulo.

2.	Attendance: The Majority of the Company’s Board Members.

3.	Decisions:

a) To approve, as previously announced to the market on Notice to Shareholders published on the 6th and 7th of December of 2004, the distribution of interest on own capital, relating to the retained earnings until December 31, 2004, to be imputed to the minimum mandatory dividends relating to the fiscal year of 2004, at the amount of R$ 9.6800 per lot of thousand common shares and R$ 10.6480 per lot of thousand preferred shares, totaling the gross amount of R$558,927,035.24. The distribution shall be taxed according to the current legislation, resulting in a net distribution of R$ 8.2280 per lot of thousand common shares and R$ 9.0508 per lot of thousand preferred shares;

c) Likewise, to approve the distribution of dividends, relating to the retained earnings until December 31, 2004, to be imputed to the minimum mandatory dividends relating to the fiscal year of 2004, at the amount of R$ 7.3600 per lot of thousand common shares and R$ 8.0960 per lot of thousand preferred shares, without withholding income tax, as provided for by the current legislation, totaling the amount of R$424,969,316.05;

d) The aforementioned payments shall be made starting on February 15, 2005, subject to approval of the next Annual Shareholders Meeting, based on the shareholder position held at January 14, 2005 and record date for ADRs on January 20, 2005, not incurring monetary restatement. The shares and ADRs shall be traded ex-dividends starting on the 17th and 18th of January of 2005, respectively.

4.

Closure: With no further business to be discussed, the present Minutes were drawn up, which after being read and approved by all the Company’s Board’s members attending the meeting, were signed by all.

This is a free translation of original minutes in Portuguese

São Paulo, January 7, 2005.

Victório Carlos de Marchi
Co-Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 11, 2005

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.